PRESS RELEASE

SOURCE: Neptune Technologies & Bioressources Inc.

Neptune Technologies & Bioressources Inc. reports second quarter results

Laval, Québec, CANADA – January 14th, 2008 – Neptune Technologies & Bioressources Inc. ("Neptune") (NASDAQ.NEPT - TSX.V.NTB) today announced its financial results for the three-month and six-month periods ended November 30, 2008.

Total revenue increased by 13% for the fiscal quarter ended November 30, 2008 with revenues amounting to $2,451,000 compared to $2,169,000 for the same period in the preceding fiscal year.

Total revenue increased by 13.2% for the six-month period ended November 30, 2008 with revenues amounting to $4,817,000, compared to $4,254,000 for the same period ended November 30, 2007.

In the second quarter ended November 30, 2008, the Company decreased its loss to $1,361,000 compared to a loss of $1,563,000 for the second quarter ended November 30, 2007. For the same period, the Company recorded a negative EBITDA of $708,000 compared to a positive EBITDA of $70,000 for the second quarter ended November 30, 2007, a decrease of $778,000.

"Sales are continuing to show sustained growth and losses continue to decrease, though for specific reasons a negative EBITDA has been generated. Neptune has experienced size variations in the supply of the biomass resulting in an unexpected lower extraction efficiency, an unusual situation which has temporarily put pressure on the Company’s margins and which has been corrected since," stated André Godin, VP, Finance and Administration of Neptune. "In addition, Neptune, which has in the past financed its pharmaceutical research and development out of pocket through operational activities, has now strategically decided, due to the encouraging results of the pharmaceutical R&D and the progress made in business development, to accelerate the pharmaceutical programs through additional spending. Neptune has structured its pharmaceutical operations into two pharmaceutical subsidiaries, Acasti Pharma and NeuroBioPharm, with the objective to pursue negotiations to enter into strategic pharmaceutical alliances," he commented.

Significant Achievements

During the first six-month period of fiscal year 2009, Neptune has reported the following significant achievements:

Neptune has structured its pharmaceutical operations into two pharmaceutical subsidiaries: Acasti Pharma and NeuroBioPharm

Acasti Pharma is advancing the cardiovascular application in three pharmaceutical markets, namely over-the-counter (OTC), medical food and prescription drug market. NeuroBioPharm is developing the neurological applications in the same markets.

Positive results from a human clinical bioavailability study conducted in Germany

The results of the study clearly demonstrate the superior pharmacokinetic profile of NKO® compared to currently marketed nutraceutical and pharmaceutical omega-3 formulations. The positive effect of Neptune omega-3 phospholipids on markers for cardiovascular risk re-enforces the rationale of the superiority of Neptune’s nutraceutical and pharmaceutical omega-3 phospholipid pipeline and as such strengthening its position in cardiovascular management.

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NKO® enters WALGREENS, the largest U.S. retail pharmacy chain

Schiff Nutrition is distributing Neptune Krill Oil under the brand name Schiff® MegaRed™, promoting cardiovascular and joint health in Walgreens across the United States.

Debt financing arrangement of $8.5 million to increase production capacity

Neptune has entered into a new financing arrangement with Desjardins Group, which will provide the Company with up to $8.5 million in financing to refinance long-term debt and for investments to improve productivity and increase production capacity.

Private placement of $2.75 million to advance Acasti Pharma

The proceeds of the convertible debenture are to be used to support the achievement of several value-creating developments and commercial milestones of Acasti Pharma.

Strong marketing campaign of OmegaGen Neptune Krill Oil in Australia

Inovail Pty Ltd has made OmegaGen® Neptune Krill Oil (NKO®), a complementary medicine, widely available in Australia at the majority of pharmacy and health food chains nationwide supported by a direct-to-consumer (DTC) campaign to promote awareness of its benefits.

About Neptune Technologies & Bioressources Inc.

Neptune researches and develops proprietary bioactive ingredients and products for nutraceutical and pharmaceutical applications and is carrying out clinical research to show the therapeutic benefits of its products in various medical indications. The Company patents and protects its innovations and is continuously expanding its intellectual property portfolio. Neptune has already obtained many regulatory approvals allowing commercialization of its products in various geographic markets and has filed for and is expecting additional approvals. The Company expects to launch its first functional food product in early 2009 with its partners Marine Life Science and Weider Global Nutrition.

About Acasti Pharma Inc.

Acasti Pharma’s product portfolio of proprietary novel long-chain omega-3 phospholipids are sourced from sustainable abundant marine biomass including Antarctic krill (Euphausia superba). Phospholipids are the major component of cell membranes and are essential for all vital cell processes. They are one of the principal constituents of High Density Lipoprotein (good cholesterol) and play, as such, an important role in modulating cholesterol efflux. Acasti Pharma’s proprietary novel phospholipids carry and functionalize the polyunsaturated omega-3 fatty acids EPA and DHA, which have been shown to have substantial health benefits and which are stabilized by potent antioxidants. Acasti Pharma is focusing initially on treatments for chronic cardiovascular conditions.

About NeuroBioPharm Inc.

NeuroBioPharm is developing safe and effective pharmaceutical and medical applications with an initial focus on the prevention and treatment of cognitive, neurological and affective disorders. The Company is advancing a portfolio of bioactive ingredients of proprietary novel omega-3 phospholipids through the pharmaceutical development pathway which include prescription medical foods (MF), over-the-counter products (OTC), and prescription drugs (Rx).

NASDAQ does not accept responsibility for the adequacy or accuracy of this press release. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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Neptune Contact:

Neptune Technologies & Bioressources Inc.
Toni Rinow, Ph.D., MBA
Corporate Development & Investor Relations
(450) 687-2262
t.rinow@neptunebiotech.com
www.neptunebiotech.com

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Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of the Company to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports filed with the Securities and Exchange Commission and the Canadian securities commissions.

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